Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividends

TORONTO, August 25, 2026 – Bank of Montreal (TSX:BMO) (NYSE:BMO) today announced that its Board of Directors declared a quarterly dividend of $1.71 per share on paid-up common shares of Bank of Montreal for the fourth quarter of fiscal year 2026, unchanged from the prior quarter.

The Board of Directors also declared dividends of:

•	$0.426 per share on paid-up Class B Preferred Shares Series 44.
•	$36.865 per share on paid-up Class B Preferred Shares Series 50(1); and
•	$35.285 per share on paid-up Class B Preferred Shares Series 52(1).

The dividend on the common shares is payable on November 26, 2026, to shareholders of record on October 30, 2026. The dividend on Class B Preferred Shares Series 44 is payable on November 25, 2026, to shareholders of record on October 30, 2026. The dividends on Class B Preferred Shares Series 50 and Series 52 are payable on November 26, 2026, to shareholders of record on October 30, 2026.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). Such additional common shares will be purchased on the open market without a discount until further notice.

For registered shareholders who wish to participate in the Plan, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on November 3, 2026. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

(1) The Class B Preferred Shares Series 50 and 52 are not listed on any stock exchanges.

For News Media Enquiries:

John Fenton, Toronto, john.fenton@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com	X: @BMOmedia